Exhibit 99.1

BIOPHYTIS REPORTS FIRST- HALF 2026 RESULTS

AND PROVIDES AN UPDATE ON ITS STRATEGY

Paris (France) and Cambridge (Massachusetts, United States), October 30, 2026 - 11.00 PM (CET) – Biophytis SA (Euronext Growth Paris : ALBPS), (“Biophytis” or the “Company”), a pioneer in the development of transformative therapies impacting longevity, reports its half-year financial results and provides an update on its strategic outlook.

Stanislas Veillet, Chairman and CEO of Biophytis, stated: “The first half of 2026 saw significant progress in the development of BIO101, with the establishment of our joint venture in Hong Kong and continued preparations for our clinical programs in sarcopenia and obesity. Since the end of the first half, the OBA study has received authorization in Brazil, following authorizations in Europe and the United States. We have also strengthened our financial resources, extending our expected cash runway through the first quarter of 2028. These milestones reinforce our strategy, which combines two complementary indications, strong regional partnerships and clearly defined clinical milestones.”

Obesity: integration of the rebound effect following GLP-1 discontinuation:

Biophytis is preparing to launch the Phase 2 OBA study, which will evaluate BIO101 in combination with GLP-1 treatments in patients with obesity, with the aim of preserving muscle strength and mobility during weight loss. The protocol has been amended to assess the rebound effect following discontinuation of GLP-1 treatment. The study is now fully funded following the September capital increase, and recruitment of the first patient is expected in the first quarter of 2027. The program is being rolled out in the United States, Europe and Brazil. It is supported in particular by partnerships with Blanver, FarmaVax and the EMBRAPII unit at the Federal University of Minas Gerais, including non-dilutive funding for an undisclosed amount.

Sarcopenia: creation of a joint venture in Hong Kong

Biophytis is also preparing SARA-31, an international Phase 3 study of BIO101 in sarcopenia. This indication has a significant unmet medical need and is characterized by the progressive loss of muscle mass, strength and mobility. To support the development and commercialization of BIO101 in Asia, Biophytis established a joint venture in Hong Kong with Asian partners during the first half of 2026; work to make the joint venture operational is ongoing. The partnership includes a funding commitment of up to $20 million over three years to support clinical development in Asia and Europe. The next steps include the contribution of intellectual property, the signing of the licensing agreement and receipt of an initial $3 million in funding, subject to administrative approvals.

A partnership-based strategy and disciplined allocation of resources

Biophytis is pursuing an international strategy based on regional partnerships, fundraising and disciplined allocation of its resources. The objective is clear: to finance and execute high-value clinical milestones while gradually expanding the potential of BIO101 across muscular and metabolic indications.

Key financial figures for the first half of 2026

KEY FIGURES	30/06/2025	30/06/2026	Change
Operating loss	-4 704	-2 887	1 817	-39%
Financial loss	-54	-124	-70	129%
Net loss	-4 451	-2 741	1 710	-38%
Net cash (1)	187	268	81	43%
Financial debt (1)	11 567	11 109	-458	-4%
Shareholders’ equity (1)	-8 846	-8 146	701	-8%

(1) Data as of December 31, 2025

Expected cash runway through the first quarter of 2028

Consolidated cash and cash equivalents amounted to €0.268 million as of June 30, 2026, up from €0.187 million as of December 31, 2025, representing a net increase of €0.081 million over the period. Separately, net cash used in operating activities amounted to €1.5 million.

After the reporting period, during the summer of 2026, Biophytis strengthened its cash position through a €5.3 million capital increase, €2.5 million in proceeds from the exercise of 2026 share subscription warrants (BSAs), and a gross drawdown of €1.2 million under the Hexagon facility. Cash and cash equivalents stood at €8.9 million as of September 11, 2026.

As of the date the financial statements were authorized for issue, the Company believes that it has sufficient resources to fund its activities through the first quarter of 2028. This assessment is based on current operations, particularly funding for the OBA study, current plans, including a reduction in current debt, and assumptions reviewed by the Board of Directors on October 26, 2026.

Shareholders’ equity and debt

On March 11, 2026, Biophytis completed a €2.015 million capital increase with attached warrants. The proceeds notably enabled the Company to repay in full the €1.025 million of variable-price convertible debt held by Atlas Capital. At the same time, Biophytis restructured its debt with Kreos Capital and extended the maturity of that debt to July 1, 2029.

The table below presents financial debt and operating liabilities as of June 30, 2026, compared with December 31, 2025:

Amounts in thousands of euros	31/12/2025	30/06/2026	Change
Financial debt	4 267	2 630	-1 637	-38%
Operating liabilities	7 301	8 479	1 178	16%
Total liabilities	11 567	11 109	-458	-4%

As of June 30, 2026, financial debt had decreased by 38% to €2.6 million compared with December 31, 2025, while operating liabilities had increased by 16% to €8.5 million. Overall, total liabilities decreased by 4% to €11.1 million over the same period.

Reduction in first half year net loss

	30/06/2025	30/06/2026
Amounts in thousands of euros	6 months	6 months	Change
Operating loss	-4 704	-2 887	1 817	-39%
Financial expenses	-278	-282	-4	1%
Financial income	224	158	-66	-30%
Financial result	-54	-124	-70	129%
Net result (loss)	-4 451	-2 741	1 710	-38%

In the first half of 2026, net loss decreased by 38% to €2.7 million, compared with €4.5 million in the first half of 2025. The improvement was primarily attributable to a €1.8 million reduction in operating loss to €2.9 million. Research and development expenses decreased by €0.7 million, while administrative expenses decreased by €1.1 million. Net financial expense amounted to €0.1 million, compared with €0.05 million in the first half of 2025, reflecting lower financial income.

As a result of the above, the six-month net loss amounted to €2.741 million.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information or otherwise, except as required by law.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr - +33 6 38 31 90 50

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